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                            August 19, 2022

       Yongxu Liu
       Chief Executive Officer, President, Director, and Chairman
       Shengfeng Development Limited
       Shengfeng Building, No. 478 Fuxin East Road
       Jin'an District, Fuzhou City
       Fujian Province, People's Republic of China, 350001

                                                        Re: Shengfeng
Development Limited
                                                            Amendment No. 6 to
Draft Registration Statement on Form F-1
                                                            Submitted July 25,
2022
                                                            CIK No. 0001863218

       Dear Mr. Liu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 4, 2022 letter.

       Amendment No. 6 to Draft Registration Statement on Form F-1

       Cover Page

   1. We note your revisions in response to prior comment 1 and reissue the comment in part.
                                                        Please revise to
disclose that investors are purchasing an interest in Shengfeng
                                                        Development Limited,
your Cayman Islands holding company.

   2. Please revise your disclosure here and throughout to definitively state whether your auditor is subject to
the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB
s inability to inspect or investigate completely registered public
 Yongxu Liu
FirstName
Shengfeng LastNameYongxu   Liu
           Development Limited
Comapany
August 19, NameShengfeng
           2022           Development Limited
August
Page 2 19, 2022 Page 2
FirstName LastName
         accounting firms headquartered in mainland China of the PRC or Hong Kong because of a position taken by one or more authorities in mainland China or Hong
Kong.
3. Please update your disclosures to clarify, for example, that the final rules adopted by the
         SEC relating to the HFCA Act became effective on January 10, 2022.
4. We note your disclosure here regarding how cash is transferred through your organization and that, as of the date of this prospectus, none of your subsidiaries or the VIE have made any "dividends or distributions" to your Company and your Company has not made any
         "dividends or distributions to your shareholders." Please revise to clarify whether any other transfers, including cash transfers, have occurred. We note your disclosure on page
         19.
Prospectus Summary
Consolidation, page 14

5. For consistency, please revise the titles shown in the parentheses of the columns in the condensed consolidating schedules so that they align with the shortened titles referenced via quotation marks in the Corporate Structure presentation on page 8. For example, we note that Shengfeng Development Limited is referenced as "Shengfeng Cayman" and that
         Shengfeng Holding Limited is referenced as "Shengfeng HK" on page 8. Please retain parenthetical references to WFOE and VIE.
6. We note the revisions made in response to prior comment 4. However, we also note that pursuant to the Exclusive Technical Consultation and Service Agreements (VIE
         Agreements), Fujian Tianyu Shengfeng Logistics Co., Ltd. (WFOE) is engaged to provide certain technical services to Shengfeng Logistics Group Co., Ltd. and subsidiaries (VIE),
         and that WFOE is entitled to a    service fee    equal to 50% of the
after-tax income of VIE
         and a    floating fee,    which is not to exceed the after-tax income
of VIE after deducing the
         service fee. Therefore, it remains unclear (i) how the revenue and receivable from VIE is reflected in the WFOE column of your condensed consolidating schedules, or (ii) how the expense and amounts due to WFOE are reflected in the VIE column of your condensed consolidating schedules for the year ended December 31, 2021. Please explain or revise your condensed consolidating schedules as necessary.
7. We further note that the Shengfeng Cayman column reflects "Investment in Subsidiaries and VIE" and "Income from VIE and its subsidiaries" in the condensed consolidating schedules (i.e. balance sheet and statement of operations, respectively).
         However, we note that Shengfeng Cayman does not have an equity interest in VIE.
         Therefore, it is unclear why the Shengfeng Cayman and Shengfeng HK columns do not reflect their equity investment and their share of equity income from their respective subsidiaires in the condensed consolidating schedules, respectively, as of and for the year ended December 31, 2021. In this regard, we note that Shengfeng Cayman holds a 100%
         equity interest in Shengfeng HK and that Shengfeng HK holds a 100% equity interest in
         WFOE, and that the VIE Agreements referenced in the prior comment should be given
 Yongxu Liu
FirstName
Shengfeng LastNameYongxu   Liu
           Development Limited
Comapany
August 19, NameShengfeng
           2022           Development Limited
August
Page 3 19, 2022 Page 3
FirstName LastName
         appropriate consideration.
8. We note from disclosure on page F-9 that the VIE Agreements were signed on January 7,
         2021. Therefore, it appears that amounts included in the Shengfeng Cayman, Shengfeng
         HK and Tianyu (WFOE) columns that pre-date the VIE Agreements (i.e. January 7, 2021)
         should be zero or N/A. Please explain or revise your condensed consolidating schedules as necessary. Also, please revise the introductory paragraph beginning on page 14 to clarify when the VIE Agreements were entered into and why the historical amounts are reflected in the VIE only column.
Dividend Distributions, Cash Transfer, and Tax Consequences , page 19

9. We note your revisions in response to prior comment 5 and reissue the comment in part.
         Please more clearly describe how cash is transferred through your organization. Also, we note you disclose that "[s]ubject to certain contractual, legal and regulatory restrictions, cash and capital contributions may be transferred among [your] Cayman Islands holding company and [your] subsidiaries, and that "[c]ash transfers from [your] Cayman Islands holding company are subject to applicable PRC laws and regulations on loans and direct investment. You further disclose that "[i]f needed, cash can be transferred between [your]
         holding company and subsidiaries through intercompany fund advances, and there are currently no restrictions on transferring funds between [your] Cayman Islands holding company and subsidiaries in Hong Kong and mainland China, other than certain restrictions and limitations imposed by the PRC government. Please revise to clarify the legal and regulatory restrictions and limitations that you reference and provide a brief summary of these restrictions and limitations. Please also revise to address how these restrictions and limitations impact your ability to transfer cash or distribute earnings to
         U.S. investors and clarify, if true, that no dividends or distributions have been made to
         U.S. investors to date.
Risk Factors
Our financial condition, results of operations, and cash flows have been adversely affected by
COVID-19, page 27

10. We note your disclosure here that as of December 31, 2021, the COVID-19 pandemic has not had material impacts on your operations results. We also note your disclosure on page
         74 that, as of June 30, 2021, (i) all of your employees had returned to work, (ii) your major operations, including transportation and warehouse storage management, had fully recovered around China, and (iii) customer demand for your services had fully recovered.
         We further note that certain areas of mainland China and Hong Kong were impacted by
         COVID-19 lockdowns in earlier 2022. Please update these disclosures as of a more recent date.
 Yongxu Liu
FirstName
Shengfeng LastNameYongxu   Liu
           Development Limited
Comapany
August 19, NameShengfeng
           2022           Development Limited
August
Page 4 19, 2022 Page 4
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
General Factors Affecting our Results of Operations, page 73

11.      You state on page 88 that    Due to the outbreak of COVID-19,
downstream clients faced
         disruptions in their supply chain, which resulted in a decline in
demand.    Please include a
         discussion addressing whether the supply chain disruptions experienced by your downstream clients materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
Results of Operations
Cost of revenues, page 79

12.      You state that    In 2022, worldwide inflation has led to a sharp rise
in fuel prices, which
         will significantly increase the Company's operating costs.    Please
revise to include
         relevant disclosure if recent inflationary pressures have materially impacted or are expected to materially impact your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. As part of your disclosure, identify actions planned or taken, if any, to mitigate inflationary pressures.
Report of Independent Registered Public Accounting Firm
Basis for Opinion, page F-2

13. It appears, with regard to the following statement, "We are a public accounting firm registered with the Public Company Accounting Oversight Board (
PCAOB   ) ...," that the
         parenthetical reference to the "(United States)" has been removed. Please request a revision from the independent registered public accounting firm, as necessary, to comply with PCAOB AS 3101.
General

14. We note that you include references to both "PRC" and "mainland China." Please ensure that your disclosure does not narrow risks related to operating in the PRC to mainland
         China only. Where appropriate, you may describe PRC law and then explain how Hong
         Kong differs from PRC law. Please clarify that the legal and operational risks associated with operating in the PRC also apply to your operations in Hong Kong, including those of
         Shengfeng HK.
 Yongxu Liu
Shengfeng Development Limited
August 19, 2022
Page 5

         You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly
Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameYongxu Liu
                                                           Division of
Corporation Finance
Comapany NameShengfeng Development Limited
                                                           Office of Energy &
Transportation
August 19, 2022 Page 5
cc:       Jingwen (Katherine) Luo, Esq,
FirstName LastName